Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
for the fiscal year ended
April 30, 2010

To be read in conjunction with the Company’s
Fiscal 2010 Audited Consolidated Financial Statements and Accompanying Notes.

July 21, 2010

     Management’s Discussion and Analysis
of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”), dated as of July 21, 2010, reviews Pacific Rim Mining Corp.’s (collectively with Pac Rim Cayman LLC, “Pacific Rim” or “the Company”) business and financial performance for the twelve months ended April 30, 2010 (“fiscal 2010”), in comparison to the twelve months ended April 30, 2009 (“fiscal 2009”) and April 30, 2008 (“fiscal 2008”). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s fiscal 2010 consolidated financial statements and accompanying notes.

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States. The effect of the measurement differences between Canadian GAAP and US GAAP is summarized in Note 16 to the financial statements. The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

This MD&A is prepared in conformity with NI 51-102F1 and was approved by the Company’s Board of Directors prior to its release.

Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to information that is based on assumptions of management, forecasts of future results, and estimates of amounts not yet determinable. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to the outcome of legal proceedings; political and regulatory risks associated with mining and exploration; risks related to the maintenance of exchange listings; risks related to environmental regulation and liability; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks related to gold price and other commodity price fluctuations; and other risks and uncertainties related to the Company’s prospects, properties and business detailed elsewhere in this MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations. The SEC does not recognize these terms and does not normally permit such terms to be used in reports and registration statements filed with the SEC. These terms differ from the definitions in the United States Securities Exchange Commission (“SEC”) Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933 as amended. Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. Furthermore, Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

1.	Overview

Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company also owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its focus.

Pacific Rim’s shares trade under the symbol PMU both on the Toronto Stock Exchange (“TSX”) and the NYSE Amex.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC (“PacRim”), Pacific Rim El Salvador, S.A. de C.V. (“PRES”), and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

1.1 Significant Events

Significant technical and corporate events that occurred during the twelve months ended April 30, 2010 include:

  On November 12, 2009 the Company announced it received notice from the NYSE Amex, LLC (“NYSE Amex”) that, based on its review of the Company’s fiscal 2010 first quarter results, the Company was not in compliance with Section 1003(a)(iii) of the NYSE Amex Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. The Company submitted a Compliance Plan (the “Plan”) on December 11, 2009. On February 11, 2010 the Company announced it had been notified by NYSE Amex that the Plan had been accepted. Details of the NYSE Amex notifications are provided in the Company’s news releases #09-09 and #10-02 dated November 12, 2009 and February 11, 2010 respectively, and in Section 7.

  On November 20, 2009 the Company announced that the three nominations for arbitrators in PacRim’s action under the Central America-Dominican Republic-United States of America Free Trade Agreement (“CAFTA”) and the El Salvadoran Investment Law have all accepted their appointments and as a result, the Arbitral Tribunal is therefore deemed under the International Center for the Settlement of Investment Dispute (“ICSID”) Arbitration Rule 6 to have been constituted.

  On January 4, 2010, the Government of El Salvador (“GOES”) filed preliminary objections to PacRim’s claims (the “Preliminary Objection”) under CAFTA and El Salvador's Investment Under CAFTA Article 10.20, the Arbitral Tribunal overseeing PacRim’s claim is to rule the Preliminary Objection on an expedited schedule, and to this end, conducted a hearing the Preliminary Objection on May 31 and June 1, 2010. A ruling is expected to be issued September 2010. PacRim believes that the GOES’s objections are frivolous, without and an attempt to stall the CAFTA arbitration proceedings. See Section 3.1.5 for details regarding the CAFTA action.

  On January 14, 2010 the Company closed a private placement equity financing. Gross proceeds of Cdn $2,355,000 were raised through the issuance of 11,775,000 units of the Company, each unit consisting of one common share and one common share purchase warrant Details of the terms of the financing are available in the Company’s news releases #09-10 and #10-01 dated December 11, 2009 and January 14, 2010 respectively, and in Section 6.3.

  On March 4, 2010, the Company announced it had signed an amendment to the Zamora-Cerro Colorado project option agreement along with the property vendors, Cerro Colorado S.A. de C.V. and Nycon Resources, Inc. This amendment provides for a deferral of the remaining Zamora-Cerro Colorado property payments, which consist of advance royalty payments to be made in cash or securities (see NR# 06-19 dated September 26, 2006) until the earlier of the date on which Pacific Rim receives confirmation that the GOES has granted a mining exploitation concession for the El Dorado project or February 11, 2015. Additional details are provided in Section 3.3.

1.2 Subsequent Events

  On May 31 and June 1, 2010, a hearing on the Preliminary Objection filed by the GOES in relation to PacRim’s CAFTA action (see above) was held in at ICSID headquarters in Washington, DC. Under CAFTA Article 10.20, the 3-person Arbitral Tribunal hearing this case is to rule on the Preliminary Objection on an expedited schedule and is expected to issue a decision by September 2010. Additional details are provided in Section 3.1.5.

1.3 Current Market Status

The business of mining and exploration involves a high degree of risk. The Company is entirely reliant on its current cash and cash equivalents and future financings and/or financial arrangements in order to fund legal, exploration and administration expenses. There can be no assurance that such financing will be available now or in the future, or be available on favourable terms, particularly considering current market conditions for issuance of capital.

Readers are encouraged to thoroughly review the Risks and Uncertainties outlined in Section 14.

1.4 Overall Financial Performance

Pacific Rim is an exploration company that relies on cash and cash equivalents to fund its exploration and general and administrative expenses.

For the fiscal year ended April 30, 2010, Pacific Rim recorded a loss for the period of $(5.0) million or $(0.04) per share, compared to a loss of $(6.3) million or $(0.05) per share for the fiscal year ended April 30, 2009 and $(12.7) million or $(0.11) per share for the fiscal year ended April 30, 2008. The decrease in net loss for fiscal 2010 compared to fiscal 2009 is primarily related to significantly decreased exploration expenses, offset in part by significantly lower net income from the Denton-Rawhide joint venture as a result of the sale by the Company of its interest in the joint venture during fiscal 2009. The decrease in net loss for fiscal 2009 compared to fiscal 2008 (a difference in net loss of $6.4 million) was a result of a substantial decrease in exploration costs combined with an increase in income from discontinued operations (the Denton-Rawhide Joint Venture) year over year.

During fiscal 2010 the Company’s cash and cash equivalents increased by $0.05 million from $1.28 million at April 30, 2009 to $1.33 million at April 30, 2010. The Company held no bullion at April 30, 2010 (unchanged from January 31, 2010) compared to bullion (held by the Company and not yet sold) valued at $1.2 million at April 30, 2009. Current assets were $ 1.4 million at April 30, 2010 (from $2.4 million at January 31, 2010) compared to $2.6 million at April 30, 2009, a decrease of $0.2 million since the end of the Company’s previous fiscal year. This decrease reflects bullion sales to fund the expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action, offset by the proceeds of a private placement equity financing undertaken by the Company during the third quarter of fiscal 2010.

At April 30, 2010 the Company had current liabilities of $1.6 million compared to $0.6 million at April 30, 2009. The $1.0 million year over year decrease in current liabilities is due to a $1.0 million increase in accounts payable and accrued liabilities ($1.6 million at April 30, 2010, of which $1.1 million is due to one vendor associated with PacRim’s CAFTA action). Future income tax liability, related to PacRim’s investment in El Salvador, did not change between the fiscal 2009 and fiscal 2010 year ends and at April 30, 2010 was valued at $1.0 million. Currently, Pacific Rim has no long-term debt.

The $1.2 million decrease in current assets combined with the $1.0 million increase in current liabilities, resulted in a $2.2 million reduction in working capital from $2.0 million at the end of fiscal 2009 to $(0.2) million at the end of fiscal 2010.

Significant issues facing the Company in the coming fiscal year include: the pending ruling on the Preliminary Objection to the CAFTA action filed by the GOES; successful acquisition of a new exploration project outside of El Salvador; and the Company’s ability to secure adequate financing for general working capital purposes, continuation of PacRim’s CAFTA action, and to fund exploration work on a new project should one be acquired. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms, or that alternatively, financing through means other than the issuance of equity can be achieved. Readers are strongly encouraged to review the information provided in Section 14 – Risks and Uncertainties.

[The foregoing paragraph contains forward-looking information regarding events and situations management anticipates the Company will face in fiscal 2011. These statements are based on timelines provided to the Company by arms-length parties, management’s identification and current perusal of a potential new project acquisition, and the Company’s current cash position and anticipated budget for the coming year. The Company’s financial results and/or business plans may be affected and/or differ from what is currently anticipated should any of these assumptions prove incorrect. Readers are encouraged to review Sections 7, 14, and 16 below.]

2.	Selected Annual Information

The following financial data are derived from the Company’s audited consolidated financial statements for the fiscal years ended April 30, 2010, 2009 and 2008:

Selected Annual Information (all amounts in thousands of US dollars except per share amounts)

	Year ended April 30, 2010	Year ended April 30, 2009	Year ended April 30, 2008
Summarized Statement of Loss
Sales	$nil	$nil	$nil
Exploration expenditures	$1,805	$5,538	$11,770
Loss from Continuing Operations	$(5,005)	$(9,443)	$(15,657)
Discontinued Operations – Net income (loss) of Denton-Rawhide Joint Venture	$38	$3,167	$1,523
Discontinued Operations – Recovery of Investment in Andacollo Mine	$nil	$nil	$1,400
Loss for the year	$(4,967)	$(6,276)	$(12,734)
Loss per share after Discontinued Operations (basic and diluted)	$(0.04)	$(0.05)	$(0.11)
Weighted average shares outstanding (basic and diluted)	121,608,522	117,151,350	111,122,976

Summarized Statement of Cash Flows
Cash Flow used for operating activities	$(2,162)	$(9,168)	$(12,936)
Cash Flow provided by investing activities	$(14)	$6,046	$3,999
Cash Flow provided by financing activities	$2,187	$nil	$6,916
Cash Flow from Continuing Operations	$11	$(3,122)	$(2,021)
Cash Flow from Discontinued Operations	$38	$2,484	$1,459
Net increase (decrease) in cash	$49	$(638)	$(562)

Summarized Balance Sheet	April 30, 2010	April 30, 2009	April 30, 2008
Cash and cash equivalents	$1,333	$1,284	$1,922
Bullion	$nil	$1,225	$nil
Short-term investments	$nil	$nil	$4,232
Current portion of discontinued operations	$nil	$nil	$1,290
Receivables, deposits and pre-paids	$81	$106	$222
Current assets	$1,414	$2,615	$7,666
Total assets	$6,927	$8,187	$18,270
Total liabilities	$2,626	$1,679	$6,109
Working Capital	$(166)	$1,982	$4,723
Dividends declared	$nil	$nil	$nil

3.	Significant Exploration Projects

Through its U.S. and Salvadoran subsidiaries, Pacific Rim holds three exploration projects in El Salvador: the advanced-stage El Dorado gold project and the early-stage Santa Rita and Zamora-Cerro Colorado gold projects. The Company is currently evaluating a number of mineral projects in other jurisdictions for potential acquisition as part of its project generation efforts.

The Company did not invest significantly in exploration work to advance the El Dorado project, or any of its other existing exploration projects, during fiscal 2010. The Company ceased exploration activities designed to advance its Salvadoran exploration projects in July 2008 when it became apparent that its efforts to secure a mining permit for the El Dorado project were being stalled by the GOES, and that support for mining in El Salvador by the GOES was in question. This exploration hiatus continued during fiscal 2010.

3.1 El Dorado Gold Project, El Salvador

3.1.1 Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometres northeast of the capital city San Salvador, is Pacific Rim’s most advanced-stage exploration property. Pacific Rim, through PacRim and PRES, owns 100% of the El Dorado project. The El Dorado project comprises a 144 square kilometre area covered by three exploration licences with nominal expiry dates of September 28, 2013 (one licence) and September 29, 2013 (two licences) and a 12.75 square kilometre area pending conversion to an exploitation concession, which underlying exploration licence has a nominal expiry date of January 1, 2005. In accordance with Salvadoran Law, PRES presented a request for the conversion of this 12.75 square kilometre portion of the El Dorado exploration licences to an exploitation concession in December 2004. The conversion process is currently pending ministerial acceptance of PRES’s Environmental Impact Study (see Section 3.1.4) and issuance of the environmental permits. Salvadoran administrative laws and procedures give PRES exclusive rights to the exploitation concession area while the permitting process is underway.

El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

3.1.2 Resources

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. Pacific Rim has defined 6 gold deposits to date within the El Dorado project area, including the Minita, South Minita and Balsamo deposits, which host the bulk of the project’s resources tabulated to date.

The most recent resource estimate for the El Dorado project was announced on January 17, 2008 (fiscal 2008). This study tabulated the following resources from the Minita, South Minita, Balsamo, Nance Dulce, Coyotera and Nueva Esperanza deposits collectively:

  Measured Resources of 780,100 tonnes at an average gold grade of 11.31 grams per tonne (“g/t”) and an average silver grade of 75.76 g/t, for a total of 283,600 ounces of gold and 1,900,200 ounces of silver. In gold equivalent terms, the average grade of the Measured Resources is 12.30 g/t representing 310,000 gold equivalent ounces.

  Indicated Resources of 3,496,700 tonnes at an average gold grade of 9.00 g/t and an average silver grade of 67.45 g/t, for a total of 1,011,500 ounces of gold and 7,582,300 ounces of silver. In gold equivalent terms the average grade of the Indicated Resources is 9.96 g/t representing 1,119,700 gold equivalent ounces.

  Inferred Resources of 839,300 tonnes at an average gold grade of 9.45 g/t and an average silver grade of 70.89 g/t, for a total of 255,000 ounces of gold and 1,913,000 ounces of silver. In gold equivalent terms, the average grade of the Inferred Resources is 10.47 g/t representing 282,400 gold equivalent ounces.

  The total Measured and Indicated gold equivalent resources of all deposits is 1.4 million ounces at an average grade of 10.4 g/t.

The mineral resource estimates presented above have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the SEC. The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC.

The above resources are based on a gold equivalent cut-off grade of 4.0 g AuEq/t and greater than a grade-times-thickness of 4 (g AuEq/t x meters) and gold equivalents are based upon a silver to gold ratio of 70:1. Full details of the January 2008 El Dorado resource estimate, by deposit and resource category, are available in the Company’s 2008 Annual Report, on the Company’s website (www.pacrim-mining.com) and in a technical report, as per the requirements of NI 43-101, available by on SEDAR at www.sedar.com. Readers are also directed to Section 18 (NI 43-101 Disclosure) for additional information.

In 2005 the Company completed a pre-feasibility study for the Minita deposit alone, the full details of which are provided in a NI 43-101 technical report available on SEDAR (address above). Readers are cautioned that input parameters, capital costs and commodity values have changed substantially since the 2005 pre-feasibility study was completed. See Section 18 for additional information regarding the 2005 El Dorado pre-feasibility study.

3.1.3 Fiscal 2010 Developments

In July 2008 the Company made the difficult decision to suspend all drilling activity at the El Dorado project. This decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved (see Section 3.1.4 for additional information about permitting). The Company did not conduct any significant exploration work to further advance the El Dorado project during fiscal 2010. Exploration-related activities at the El Dorado project consisted primarily of community relations initiatives and baseline environmental data collection.

A feasibility study for the El Dorado project to develop a mine plan and economic analysis of the Minita, South Minita and Balsamo deposits was initiated in fiscal 2006 and put on hiatus between late fiscal 2007 and early fiscal 2009 while the basis of the study was expanded due to the discovery of the Balsamo deposit. In February 2009 (late fiscal 2009) the Company decided to defer completion of the feasibility study. Pacific Rim intends to continue to defer completion of the feasibility study until the El Dorado permit issue is clarified and capital costs stabilize.

[The previous paragraph contains a forward-looking statement based on management’s intentions as of the date of this report. The conditions management believes are necessary to resume and complete the El Dorado feasibility study are outside of the Company’s control and therefore, management can not predict with certainty if or when the feasibility study will be completed.]

3.1.4 Permitting

El Salvador’s current mining law, enacted in 1996 and last amended in 2001, governs the provisions for granting of exploration licences and exploitation concessions. By granting an exploitation concession, the El Salvadoran Ministry of Economy’s Department of Hydrocarbons and Mines confers upon the applicant the right to produce and sell valuable commodities recovered from the natural resources within the area of the concession. To be granted an exploitation concession, which is a necessary step to commencing mining extraction activities, an environmental permit based on an Environmental Impact Study (“EIS”) must first be approved by the Salvadoran Ministry of Environment and Natural Resources (“MARN”). The applicant must also satisfy a number of other conditions. Once granted, the concession requires that development activities commence within 12 months of the date of the final concession agreement and that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit.

In September 2004, PRES submitted an EIS to MARN for a 750 tonne per day operation based on producing precious metals from the Minita deposit alone. In September 2005, the finalized EIS, which incorporated initial comments from MARN, was resubmitted to MARN. MARN then conveyed its technical approval of the EIS, and instructed PRES to submit the EIS for public comment, which was carried out in October 2005. In March 2006, PRES received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. In October 2006, the amended EIS, which included the requested clarification on a number of items, was resubmitted to MARN. Finally, in December 2006, PRES submitted a proposal for a water treatment plan in response to additional comments by MARN.

Well over three years have passed since the El Dorado EIS was submitted in its final form to MARN, during which time MARN has failed to take action on approval of the EIS. This in turn is preventing a resolution to PRES’s exploitation concession application.

3.1.5 CAFTA Action

In April 2009, PacRim, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim filed international arbitration proceedings against the GOES under CAFTA in its own name and on behalf of PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by PacRim in December 2008. PacRim has retained the Washington, DC-based international law firm of Crowell & Moring, LLP to represent it in the arbitration and is seeking award of damages in the hundreds of millions of dollars from the GOES for its multiple breaches of international and Salvadoran law.

Basis of Claim

Since acquiring the El Dorado project in El Salvador in 2002, PacRim and the Enterprises have operated in full compliance with Salvadoran law, including the country’s environmental, mining and foreign investment laws, and have met or exceeded all applicable standards while conducting business in El Salvador. Ample evidence, however, demonstrates that the GOES has failed to fulfill its obligations.

PacRim’s claims under CAFTA are based on the GOES’s breaches of international and Salvadoran law arising out of the GOES’s improper failure to finalize the permitting process in accordance with Salvadoran law. This conduct by the GOES has resulted in a significant loss to PacRim, the shareholders of Pacific Rim and to the local communities, and has unnecessarily delayed normal development of these valuable deposits.

Pacific Rim’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. In meeting its responsibilities, a mine design for the Enterprises’ El Dorado gold project located in the department of Cabañas, was submitted to the GOES in its final form more than three years ago. Despite strong local support and the inclusion of carefully engineered and reliable environmental protections for the proposed El Dorado Mine, the GOES has not met its responsibility to issue the Enterprises the permits necessary to advance the project to the final step of full production.

Fiscal 2010 Developments

On January 4, 2010, the GOES filed preliminary objections to PacRim’s claims (the “Preliminary Objection”) under CAFTA and El Salvador's Investment Law. Copies of PacRim’s original CAFTA claim, the GOES’s Preliminary Objection filing and PacRim’s response to the Preliminary Objection are available on Pacific Rim’s website (www.pacrim-mining.com). A hearing into the Preliminary Objection was held on May 31 and June 1, 2010 at ICSID headquarters in Washington, DC. A ruling is expected to be issued by the Arbitral Tribunal before September 2010. PacRim believes that the GOES's Preliminary Objection is frivolous, completely without merit, and an attempt to stall the arbitration proceedings.

3.1.6 Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration (and sole material) project, has been the primary focus of its exploration efforts for the past 7 years and the recipient of the bulk of its exploration expenditures. The project has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined, plus a further 0.3 million gold equivalent ounces in the Inferred category. Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the underground mine is expected to have low operating costs. Importantly, the El Dorado deposits are inherently environmentally clean and the production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes however, its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the GOES.

[The foregoing paragraph contains forward-looking statements regarding management’s expectation that the El Dorado deposits will be low cost and environmentally low impact. These assessments are based on the economic results of a 2005 pre-feasibility study for the El Dorado project, and preliminary mineralogical and environmental testing of the El Dorado deposits. More current and/or rigorous economic analysis and more thorough testing may prove these assumptions erroneous.]

The Company drastically reduced its exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. The Company does not intend to contemplate resuming significant exploration work designed to advance the El Dorado project further until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during fiscal 2011.

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake in the coming fiscal year. This expectation is based on various assumptions including but not limited to the Company’s continued title and access to the El Dorado property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Dorado project until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Dorado project is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2011 may not occur as planned.]

3.2 Santa Rita Gold Project, El Salvador

The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project. The Santa Rita exploration licence was staked by the Company’s subsidiary PRES in July 2005 after a successful regional reconnaissance program in El Salvador. During fiscal 2010, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence.

Despite the obvious gold potential of the Santa Rita project as indicated from early stage exploration results, the Company temporarily stepped back from exploration work at Santa Rita between fiscal 2007 and late fiscal 2008 when the project became the target of violent anti-mining protests. Exploration activities were again curtailed in July 2008 (fiscal 2009) in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted.

3.3 Zamora-Cerro Colorado Gold Project, El Salvador

The Zamora and Cerro Colorado project comprises a 125 square kilometre land package located 50 kilometres northwest of San Salvador, in El Salvador. During fiscal 2006 Pacific Rim signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies, which was amended in fiscal 2007 to include additional exploration licences known as Cerro Colorado. The Company has staked additional ground between the Cerro Colorado and Zamora licences it optioned in order to cover what it believes is a large gold-bearing epithermal system situated on the same regional gold belt that hosts the El Dorado and Santa Rita gold systems in El Salvador and a number of million-plus ounce gold systems in Guatemala. The Company has not yet received confirmation that the licences it staked in fiscal 2008 and early fiscal 2009 have been formally granted.

On February 11, 2010, another amendment to the Zamora-Cerro Colorado option agreement was signed by the Company and the property vendors Nycon Resources, Inc. and Cerro Colorado S.A. de C.V. (together, the “Optionor”). Under the terms of the amended agreement, the Company will retain its 100% option on the claims comprising the Zamora-Cerro Colorado property but will defer further option payments to the Optionor until the earlier of February 11, 2015 or such time as the Company receives an approved mining permit for the El Dorado project (being a clear signal of the GOES’s support of the mining industry in El Salvador). All other aspects of the option agreement remain unchanged.

The schedule of advanced royalty payments required to maintain the Company’s option to purchase the Zamora-Cerro Colorado property, as per the amended agreement is:

Upon TSX approval of the amended agreement:	100,000 shares plus 100,000 warrants of the Company (shares issued)
Yearly advanced royalty payments:	The greater of:
First anniversary	100,000 shares or $100,000 in shares of the Company (shares issued)
Second anniversary	140,000 shares or $140,000 in shares of the Company (shares issued)
Third anniversary	200,000 shares or $200,000 in shares of the Company (shares issued)
Payment date is earlier of the date the Company receives confirmation that the GOES has granted a mining exploitation concession for the El Dorado Project and February 11, 2015	300,000 shares or $300,000 in shares of the Company (payment deferred as per amended agreement)
Anniversary of prior payment per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400,000 in shares of the Company (payment deferred as per amended agreement)

As per the terms of the revised agreement, advanced royalty payments as outlined above will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora exploration licenses is to be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the Optionor is entitled to receive a 3% net smelter royalty to a maximum of $10 million (inclusive of the dollar value of the advanced royalty payments made).

Despite the positive exploration results the Company has generated to date on the Zamora-Cerro Colorado project, further exploration activities were curtailed in July 2008 in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. No material developments occurred on the Zamora-Cerro Colorado project during fiscal 2010. The Company intends to continue to undertake low-cost exploration activities and make the necessary expenditures required to keep the Zamora-Cerro Colorado licences in good standing during fiscal 2011.

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake in the coming fiscal year. This expectation is based on various assumptions including but not limited to the Company’s continued title and access to the Zamora-Cerro Colorado property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the Zamora-Cerro Colorado project until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of significant exploration at the Zamora-Cerro Colorado project is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2011 may not occur as planned.]

3.4 Generative Program

Pacific Rim’s project generation initiatives focus on acquiring only the highest quality projects the Company believes have the best odds of discovery. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally-clean, high grade, and low cost.

After reducing its exploration focus in El Salvador in July 2008 (fiscal 2009), Pacific Rim shifted the focus of its grassroots exploration initiatives to other jurisdictions that have similarly prospective mineral potential but a more robust appreciation of the economic benefits of the mining industry. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, Pacific Rim has been very successful in locating new, high grade gold-bearing systems in the past and is ideally equipped to apply this formula for discovery in neighbouring jurisdictions.

In fiscal 2009 the Company filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts in Costa Rica on which occur epithermal vein systems with significant historic gold production. However, the concessions were never approved and Costa Rica recently reinstated a moratorium on certain mining practices that could impact the future of these concessions. The Company does not intend to pursue receipt of the concessions or focus its efforts in Costa Rica in the near future.

The Company is continuing to evaluate potential project acquisitions elsewhere in the Americas that fit its exploration criteria and during fiscal 2010 conducted substantial due diligence work on one project that it is pursuing for acquisition. However there are no guarantees that any project evaluation or due diligence work currently underway will result in a positive outcome or that the Company will be successful in acquiring any of the projects it is currently evaluating.

4.	Results of Operations

For the fiscal year ended April 30, 2010, Pacific Rim recorded a loss for the period of $(5.0) million or $(0.04) per share, compared to a loss of $(6.3) million or $(0.05) per share for the fiscal year ended April 30, 2009 and $(12.7) million or $(0.11) per share for the fiscal year ended April 30, 2008. The decrease in net loss for fiscal 2010 compared to fiscal 2009 is primarily related to significantly decreased exploration expenses, offset in part by significantly lower net income from the Denton-Rawhide joint venture as a result of the sale by the Company of its interest in the joint venture during fiscal 2009. The decrease in net loss for fiscal 2009 compared to fiscal 2008 (a difference in net loss of $6.4 million) was a result of a substantial decrease in exploration costs combined with an increase in income from discontinued operations (the Denton-Rawhide Joint Venture) year over year.

4.1 Expenses

Due to the cessation of the El Dorado drilling program in July 2008 and the reduction of other exploration expenses at all of the Company’s projects, exploration expenditures decreased significantly over the past three fiscal periods, from $11.8 million in fiscal 2008 and $5.5 million in fiscal 2009 to $1.8 million in fiscal 2010.

General and administrative expenses, which have trended higher over the past several years because of higher regulatory and legal costs of complying with United States and Canadian reporting and regulatory requirements, increased legal expenses, and one-time severance payments made in fiscal 2008 to key personnel, were reduced in fiscal 2010 due to reduced staffing costs as well as the generally lower level of business activity undertaken by the Company. General and administrative costs were $1.4 million in fiscal 2010 compared to $3.7 million in fiscal 2009 and $3.5 million in fiscal 2008.

During fiscal 2010 the Company realized a $0.6 million gain on the sale of bullion, and a $0.2 million financing expense associated with the extension of warrants issued during the 2008 financing (see Section 6.3), for which there were no comparable items during either of fiscal 2009 or 2008.

The Company booked a negligible foreign exchange loss of $0.02 million during fiscal 2010 compared to a loss of $0.2 million during fiscal 2009 and a gain of $0.4 million during fiscal 2008, primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

4.2 Unusual Items

During fiscal 2010 the Company received income of $0.04 million from the Denton-Rawhide operation compared to $3.2 million and $1.5 million during fiscal 2009 and fiscal 2008 respectively. Income from the Denton-Rawhide operation, in which the Company was a participant until December 31, 2008 is primarily related to the production of gold and silver.

During fiscal 2008 the Company recovered $1.4 million on its investment in the Andacollo Mine. As this item represented the final of three staged payments on the sale of the mine, there were no comparable recoveries booked during fiscal 2009 or fiscal 2010.

4.3 Summary

As a result of significantly reduced exploration expenditures and decreased staffing levels associated with its reduction in exploration activity, partially offset by greatly reduced income from the Denton-Rawhide Joint Venture, the Company’s loss for fiscal 2010 was reduced to $(5.0) million or $(0.04) per share from previous fiscal periods ($(6.3) million or $(0.05) per share for fiscal 2009 and $(12.7) million or $(0.11) per share for fiscal 2008.

5. Summary of Quarterly Results and Fourth Quarter Review

5.1 Summary of Quarterly Results

Summary of Quarterly Results (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Loss before discontinued operations	$(1,726)	$(1,043)	$(1,355)	$(881)	$(1,461)	$(1,629)	$(2,602)	$(3,751)
Loss per share before discontinued operations – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Discontinued Operations – Income from Denton Rawhide Joint Venture	$nil	$nil	$38	$nil	$49	$1,246	$1,390	$482
Net loss for the period	$(1,726)	$(1,043)	$(1,317)	$(881)	$(1,412)	$(383)	$(1,212)	$(3,269)
Net loss per share after Discontinued Operations - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.03)

The Company has typically realized a net quarterly loss. Exploration expenses have generally decreased over the past eight quarters, since the Company elected to significantly reduce exploration in El Salvador in July 2008. Likewise, the Company made significant cuts to staffing levels during Q2 2009 and Q3 2009, which led to lower general and administrative costs. However, in the past four quarters, expenses related to the CAFTA action have significantly increased, offsetting the cost savings brought about by staffing cuts. Income from discontinued operations (the Denton-Rawhide joint venture) varied substantially quarter to quarter in prior periods. During Q2 2009 the Company received payment for the sale of its 49% interest in the operation and during Q3 2009 continued to participate in the proceeds of gold and silver production from the operation, which led to a notable increase in income from this discontinued operation during those two periods. Since Q1 2010 the Company has booked negligible income from discontinued operations. Net loss for each of the past 8 quarterly periods shows no discernable trend, which is largely a function of the previously significant variability in income from discontinued operations and rising costs related to the CAFTA action.

5.2 Fourth Quarter Fiscal 2010

The Company’s loss for the fourth quarter of fiscal 2010 was higher than any of the previous quarters during fiscal 2010, as a result of increased expenditures related to the CAFTA action, particularly preparations for the Preliminary Objection hearing held on May 31 and June 1, 2010 (see Section 3.1.5) and increased exploration expenditures related to project generation initiatives (see Section 3.4). As the Company’s participation in the Denton-Rawhide Joint Venture is completed, the Company received no income from discontinued operations to offset these expenses as it has in previous quarters, albeit only marginal amounts during fiscal 2010.

The Company’s fiscal 2010 fourth quarter results presented above are based on interim consolidated financial statements that have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

6.	Liquidity

During fiscal 2010 the Company’s cash and cash equivalents increased by $0.05 million from $1.28 million at April 30, 2009 to $1.33 million at April 30, 2010. The Company held no bullion at April 30, 2010 compared to bullion (held by the Company and not yet sold) valued at $1.2 million at April 30, 2009. Current assets were $ 1.4 million at April 30, 2010 compared to $2.6 million at April 30, 2009, a decrease of $0.2 million since the end of the Company’s previous fiscal year. This decrease reflects bullion sales to fund the expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action, offset by the proceeds of a private placement equity financing undertaken by the Company during fiscal 2010.

The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and CAFTA arbitration. The legal costs for CAFTA are significant. The Company believes it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to fund ongoing exploration and administration expenses as well as its costs under CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company plans to obtain additional financing through, but not limited to, the issuance of additional equity. See Section 14.1, Financing Risks, for a discussion of financing risk.

6.1 Cash Flow Used For Operating Activities

The Company’s loss before discontinued operations was $(5.0) million in fiscal 2010 compared to $(9.4) million in fiscal 2009 and $(15.7) million in fiscal 2008. These losses were offset by a number of non-cash items including, notably: stock-based compensation of $0.4 million in fiscal 2010 compared to $0.6 million in fiscal 2009 and $1.0 million in fiscal 2008; shares issued for property option payments of $nil during fiscal 2010 compared to $0.3 million during fiscal 2009 and $0.2 million in fiscal 2008; $1.0 million in future income tax booked during fiscal 2008 for which there is no comparable item in fiscal 2009 and fiscal 2010; $0.2 million in financing costs related to the extension of the expiry date of warrants issued in fiscal 2008; a change in accounts payable and accrued liabilities of $0.9 million for fiscal 2010 compared to $(0.7) million during fiscal 2009 and $0.4 million during fiscal 2008; and $1.2 million change in bullion during fiscal 2010 for which there is no comparable item during fiscal 2009 or fiscal 2008. As a result, cash flow used for operating activities was $(2.2) million in fiscal 2010 compared to $(9.2) million in fiscal 2009 and $(12.9) million in fiscal 2008.

6.2 Cash Flow Provided by Investing Activities

During fiscal 2009 and fiscal 2008 the Company made net redemptions from short term investments ($4.2 million and $3.8 million respectively), compared to $nil during fiscal 2010. In fiscal 2008 the Company made purchases of property plant and equipment of $1.2 million compared to a negligible amount in each of fiscal 2009 and fiscal 2010. Proceeds from the sale of discontinued operations were $nil during fiscal 2010 compared to $1.8 million for fiscal 2009 (related to the sale of the Denton-Rawhide asset) and $1.4 million for fiscal 2008 (related to the sale of the Andacollo mine). As a result, cash flow provided by investing activities was $(0.01) million during fiscal 2010 compared to $6.0 million during fiscal 2009 and $4.0 million during fiscal 2008.

6.3 Cash Flow Provided by Financing Activities

The Company realized $2.2 million in cash flow from financing activities during fiscal 2010, compared to $nil during fiscal 2009 and $6.9 million in fiscal 2008. The fiscal 2010 and fiscal 2008 financing cash flow amounts are related to the issuance of common shares of the Company under January 2010 and February 2008 equity financings (details below) as well as the exercise of employee stock options (282,500 shares at an average price of Cdn $1.30 per share during fiscal 2008 and 16,666 shares at an average price of Cdn $0.17 per share during fiscal 2010.

During fiscal 2010, the Company announced and closed a private placement financing through which a total of Cdn $2,355,000 was raised through the issuance of 11,775,000 units (“Units”). Each Unit consists of one common share in the Company and one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of Cdn $0.30 for a period of 36 months following the closing of the financing, which occurred on January 14, 2010. Pacific Rim reserves the right to accelerate the exercise period of the Warrants should its common stock trade above Cdn $0.40 for 20 consecutive trading days. The Units were subject to a four-month trading restriction that began on the day of issuance and expired on May 15, 2010. The Company also issued 483,000 Units (the “Finder’s Units) to certain finders (the “Finders”) in connection with the private placement, in payment of a finder’s fee of 6% of the proceeds raised from subscribers introduced by the Finders, and issued 483,000 warrants to Finders (the “Finder’s Warrants”) representing 6% of the total number of Units sold to purchasers introduced by the Finders.

During fiscal 2008, the Company announced and closed a private placement financing through which a total of Cdn $7,046,550 was raised through the issuance of 6,711,000 units (“Units”).

Each Unit consists of one common share in the Company and one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of Cdn $1.35 for a period of 18 months following the closing of the financing, which occurred on February 29, 2008. Pacific Rim reserves the right to accelerate the exercise period of the Warrants should its common stock trade above Cdn $2.00 for 20 consecutive trading days. The Units were subject to a four-month trading restriction that began on the day of issuance and expired on June 30, 2008. A finders’ fee of 7% commission was paid and 7% agent warrants were issued to the finders in respect of certain placees.

6.4 Contractual Obligations

The Company is committed to payments under operating leases for office premises. The following table lists as of April 30, 2010, information with respect to the Company’s known contractual obligations.

Contractual Obligations (all amounts in thousands of US dollars)
	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Operating Lease Obligations	$110	$40	$70	-	-
Accounts Payable and Accrued Liabilities	$1,580	$1,580	-	-	-
Total	$1,690	$1,620	$70	-	-

7.	Capital Resources and Financial Condition

7.1 Working Capital

At April 30, 2010, the book value of the Company’s current assets stood at $1.4 million, compared to $2.6 million at April 30, 2009, a reduction of $1.2 million. The decrease in current assets is primarily a result of the sale of bullion (for cash) and subsequent cash expenditures as outlined in Section 6 above, offset by the addition of cash from the sale of securities under a private placement financing as outlined in Section 6.3 above. Property, plant and equipment balances at April 30, 2010 were marginally lower than the April 30, 2009 balance ($5.5 million and $5.6 million respectively). As a result, the Company’s total assets at the end of fiscal 2010 were $6.9 million compared to $8.2 million at the end of fiscal 2009.

At April 30, 2010 the Company had current liabilities of $1.6 million compared to $0.6 million at April 30, 2009. The $1.0 million year over year increase in current liabilities is due to a $1.0 million increase in accounts payable and accrued liabilities ($1.6 million at April 30, 2010, of which $1.1 million is due to one vendor associated with PacRim’s CAFTA action). Future income tax liability, related to PacRim’s investment in El Salvador, did not change between the fiscal 2009 and fiscal 2010 year ends and at April 30, 2010 was valued at $1.0 million. Currently, Pacific Rim has no long-term debt.

The $1.2 million decrease in current assets combined with the $1.0 million increase in current liabilities, resulted in a $2.2 million reduction in working capital from $2.0 million at the end of fiscal 2009 to $(0.2) million at the end of fiscal 2010.

7.2 Financial Condition

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for fiscal 2011 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company intends to continue its project generation initiatives with the aim of acquiring a new exploration project, outside of El Salvador, during fiscal 2011. The Company plans on conducting low cost field work, technical and legal due diligence on projects it is currently evaluating and to seek new prospects for staking or property acquisitions that fit its exploration focus.

The Company anticipates that its fiscal 2011 exploration plans as outlined above will cost approximately $1.0 million. The Company anticipates requiring financing during fiscal 2011 in order to fund its exploration programs.

[The foregoing two paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management intends to undertake in the coming fiscal year. This expectation is based on various assumptions including but not limited to the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties, the availability and accessibility of projects the Company may be interested in acquiring, the availability of sufficient working capital and, if necessary, access to financing. The anticipated exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2011 may not occur as planned.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2011, reflecting lower staffing costs as a result of personnel reductions undertaken in fiscal 2009 and fiscal 2010. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels during fiscal 2011, and are dependant on the level of arbitration activity. The Company has currently accumulated a liability of approximately $1.1 related to the CAFTA action, which is partly responsible for the Company’s current working capital deficit. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce this accounts payable position. The Company may also seek financing during fiscal 2011 to remediate its working capital deficit, for general working capital expenses and to finance acquisition of and/or exploration programs on a new project.

[The foregoing paragraph contains forward-looking statements regarding general and administrative and legal expenses during fiscal 2011, the Company’s efforts to address its outstanding liability related to the CAFTA action, and the potential requirement for additional financing to fund future legal costs and/or general working capital expenses and or acquisition of and exploration on a new project. These statements are based on management’s assumption that the CAFTA action will continue through fiscal 2011 and the anticipated costs of pursuing this action, the Company’s anticipated success in its efforts to acquire a new exploration project, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the action may be averted and the anticipated impact on general and administrative costs may not materialize.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue fund legal, exploration and administration expenses. As at April 30, 2010, the Company had a current working capital deficit of $0.2 million, had incurred losses since inception and has an accumulated deficit of $86.1 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to support ongoing exploration and administration expenses as well as its costs under PacRim’s CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Additional financing will require, but may not be limited to, the issuance of additional equity. See Section 14.1, Financing Risks, for a discussion of financing risk.

7.3 NYSE Amex Listing

On November 12, 2009 the Company announced it received notice from the NYSE Amex that, based on its review of the Company’s fiscal 2010 first quarter results, the Company was not in compliance with Section 1003(a)(iii) of the NYSE Amex Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. In order to maintain listing of its common shares on the NYSE Amex, the Company was required to submit a Compliance Plan (the “Plan”) to NYSE Amex addressing how it intends to regain compliance with Section 1003(a)(iii) by May 11, 2011, which plan was submitted on December 11, 2009.

On February 11, 2010 (subsequent to the end of Q3 2010), the Company announced that it had received notice of acceptance of the Plan by NYSE Amex. With NYSE Amex’s acceptance of the Plan, the Company’s NYSE Amex listing is expected to continue during the Plan period, up to May 11, 2011, subject to periodic review to determine whether the Company is making progress consistent with the Plan and conditions of the NYSE Amex. If the Company is not in compliance with the continued listing standards at the end of the Plan period, or if the Company does not make progress consistent with the Plan during the period, then NYSE Amex may initiate delisting proceedings. (See Section 14.2 for a discussion of listing maintenance risk).

The Company’s common shares continue to trade on the NYSE Amex under the symbol “PMU” with the trading symbol extension “BC” to denote non-compliance with NYSE Amex’s continued listing standards while the Plan period is in effect. The Company’s common shares also continue to be listed on the TSX in Canada under the symbol “PMU”.

7.4 Off-Balance Sheet Arrangements

The Company does not currently have any off-balance sheet arrangements.

8.	Proposed Transactions

Pacific Rim is continually reviewing project acquisitions and other opportunities that could enhance shareholder value.

There are currently no transactions in process that would affect the financial condition, results of operations or cash flows of the Company.

9.	Related Party Transactions

The Company received accounting and tax preparation services from an accounting firm in which an Officer of the Company is a partner. The total fees paid were Cdn $145,000.

10.	Accounting Estimates and Policies

10.1 Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the carrying value of mineral properties and property, plant and equipment, bullion, closure costs and stock based compensation. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, and changes in government policy.

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a NI 43-101 compliant technical report in February 2002. It has been superseded by subsequent resource estimates, the most recent of which was completed in January 2008.

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. PRES has experienced lengthy delays in the GOES’s processing of the El Dorado exploitation concession application with no resolution to date, which, along with other factors beyond the control of PRES, could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. PRES has commenced a legal claim under CAFTA. If PRES is unsuccessful in obtaining a permit for El Dorado or in its CAFTA claim, or other factors beyond the control of the Company, such factors could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material. As at April 30, 2010, management of the Company determined that impairment indicators existed on its El Dorado project and completed an impairment assessment on this project. The current economic environment, the decline in the Company’s stock price and the difficulty in obtaining a permit were considered as impairment indicators. As part of their impairment evaluation, management considered a number of factors, including the Company’s share price at April 30, 2010 and current gold prices along with the Company’s 2005 pre-feasibility study. Based on this impairment evaluation no impairment of the El Dorado project was identified as of April 30, 2010. To date, the Company’s discussions with its legal counsel representing the Company in the CAFTA arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

The Company makes significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings, which have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Using the Black-Scholes Option Pricing Model, management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

As part of the sale of its interest in Denton-Rawhide (readers are referred to the Company’s 2009 Annual Report), the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that reclamation and closure costs were to exceed $7.0 million. Kennecott has estimated a total of $4.9 million for these expenditures under the proposed plan.

Readers are referred to Notes 2, 3 and 4 to the 2010 audited consolidated financial statements in for additional information about Accounting Estimates and Policies.

10.2 Changes in Accounting Policies

Effective May 1, 2009 the Company adopted EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements did not have a significant impact on the Company’s consolidated financial statements.

Effective May 1, 2009 the Company adopted CICA HB Section 3064, “Goodwill and Intangible Assets”, which replaces CICA HB Section 3062, “Goodwill and Intangible Assets,” and CICA HB Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” EIC-27, “Revenues and Expenditures during the Pre-operating Period” and CICA HB Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that the adoption of these new requirements did not have a significant impact on the Company’s consolidated financial statements.

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

10.3 Recent accounting pronouncements not yet adopted

10.3.1 IFRS

The Canadian Accounting Standards Board (AcSB) has announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”). The effective changeover date is May 1, 2011, at which time Canadian GAAP will cease to apply for Pacific Rim and will be replaced by IFRS. Following this timeline, the Company will issue its first set of interim financial statements prepared under IFRS in the first quarter of 2012 ending July 31, 2011 including comparative IFRS financial results and an opening balance sheet as at May 1, 2010. The first annual IFRS consolidated financial statements will be prepared for the year ended April 30, 2012 with restated comparatives for the year ended April 30, 2011.

Management has developed a project plan for the conversion to IFRS based on the current nature of operations. The conversion plan is comprised of three phases: 1) Scoping phase which will assess the overall impact and effort required by the Company in order to transition to IFRS, 2) Planning phase which will include a detailed analysis of the conversion process and implementation plan required for disclosure for the Company’s first quarter 3) Transition phase which will include the preparation of an IFRS compliant opening balance sheet as at May 1, 2010, any necessary conversion adjustments and reconciliations, preparation of a fully compliant pro forma financial statements including all note disclosures and disclosures required for the MD&A.

Management has completed phase one, IFRS Scoping phase, and is now advancing through phase two, the Planning stage. Management prepared a component evaluation of its existing financial statement line items, comparing Canadian GAAP to the corresponding IFRS guidelines, and has identified a number of differences. Many of the differences identified are not expected to have a material impact on the reported results and financial position.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. During the second quarter of 2011, management will conduct an IFRS educational session for the Audit Committee and the Board of Directors which will focus on the key issues and transitional choices under IFRS 1 applicable to the Company.

Set out below are the most significant areas management has identified to date, where changes in accounting policies may have the highest potential impact on the Company’s consolidated financial statements based on the accounting policy choices approved by the Audit Committee and Board of Directors.

In the period leading up to the changeover in 2011, the AcSB has ongoing projects and intends to issue new accounting standards during the conversion period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the IFRS accounting standards at the conversion date are known. Management will continue to review new standards, as well as the impact of the new accounting standards, between now and the conversion date to ensure all relevant changes are addressed.

Impairment Assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. International Accounting Standard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

Currently the Company has significant assets, which based on initial assessment of these significant assets, no impairment charge is expected on transition to IFRS.

Share Based Payments

IFRS and Canadian GAAP largely converge on the accounting treatment for share – based transactions with only a few differences.

Canadian GAAP allows either accelerated or straight line method of amortization for the fair value of stock options under graded vesting. Currently, the Company is using the accelerated amortization method and therefore the adoption of IFRS 2 is not expected to have an impact on the Company’s financial statements.

Under IFRS, the estimate for forfeitures must be made when determining the number of equity instruments expected to vest, while under Canadian GAAP forfeitures can be recognized as they occur. The Company will begin using the estimate of forfeitures starting May 1, 2010 when determining the number of equity instruments expected to vest.

Upon adoption of IFRS 2, the Company will be fully compliant with the new standard and the adoption is not expected to have an impact on the financial statements.

Exploration and Evaluation Assets

Under the Company’s current accounting policy, only the acquisition costs of mineral properties are capitalized.

Upon adoption of IFRS, the Company has to determine the accounting policy for exploration and evaluation assets and will need to determine whether they should be classified as intangible or tangible assets. The Company is currently in compliance with the International Accounting Standards Board (“IASB”) Framework which requires exploration expenditures to be expensed and capitalization of expenditures only after the completion of a feasibility study.

Upon adoption of IFRS 6, “Exploration and Evaluation of Mineral Properties”, the Company will be fully compliant with the new standard. The adoption is expected to have an impact on the financial statements as the mineral property acquisition costs for El Salvador will now be included in a separate line on the Statement of Financial Position rather than as part of Property, Plant & Equipment.

Property, Plant and Equipment

Under IFRS, Property, Plant and Equipment (“PP&E”) can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and the revaluation is prohibited.

Upon adoption of IFRS, the Company has to determine whether to elect a cost model or revaluation model. Management has yet to decide on which model to adopt. Currently, aside from the mineral property, the Company has only a small amount of equipment and vehicles capitalized as property, plant and equipment. As a result there will not be a significant impact on the adoption of either IFRS model on the Company’s financial statements except for the reallocation of the mineral property costs to a separate line.

In accordance with IAS 16 “Property, Plant and Equipment”, upon acquisition of significant assets, the Company will need to allocate an amount initially recognized in respect of an asset to its component parts and accounts for each component separately when the components have different useful lives or the components provide benefits to the entity in a different pattern.

Foreign Currency

IFRS requires that the functional currency of each entity in the consolidated group be determined separately in accordance with IAS 21 and the entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Based on the cash outflows or expenses the functional currency is most likely Canadian dollars for Pacific Rim and United States dollars for the El Salvador companies and the United States companies.

If it is determined that the Canadian entity has a Canadian dollar functional currency, the Canadian entity will need to be translated into the United States dollar reporting currency using the current rate method which will result in a cumulative translation adjustment in the Accumulated Other Comprehensive Income in the Equity section of the Statement of Financial Position.

As events and conditions relevant to the Company change, it will re-consider the primary and secondary indicators, as described in IAS 21, in determining the functional currency for each entity. Going forward under IFRS, management will assess the appropriate functional currency based on existing circumstances which may have a significant impact on the Company’s consolidated financial statements prepared under IFRS.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings.

When the Company adopts IAS 12, “Income Taxes”, the future income tax liability will have a zero balance with the adjustment flowing through the opening retained earnings.

As the Company elects and approves the IFRS accounting policy for each of the areas above, management will determine and disclose impact of the IFRS adoption at the transition date on our financial statements. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable accounting standards at the conversion date are known.

Based on management assessment of the information system currently used by the Company, all information required to be reported under IFRS will be available with minimal system changes.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosures required. Disclosure requirements under IFRS generally contain more breadth and depth than those required under Canadian GAAP and, therefore, will result in more extensive note references. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

10.3.2 Other recent accounting pronouncements not yet adopted

In October 2008, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after May 1, 2011.

In October 2008, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after May 1, 2011.

11.	Financial Instruments

The primary financial instruments currently affecting the Company’s financial condition and results of operations are cash and cash equivalents, receivables, deposits and prepaids. The following describes the types of risk associated with these instruments and the way in which such exposure is managed.

11.1 Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet its operating commitments.

The Company does not presently have sufficient working capital to meet its accounts payable and accrued liabilities, nor its anticipated exploration and general and administrative expenses or the estimated costs of pursuing the CAFTA action during fiscal 2011. The Company will require financing during fiscal 2011 to meet these expenses and obligations.

The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments As disclosed in Section 7, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include Pacific Rim’s performance as measured by various factors including the progress and permitting of the El Dorado project, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. Readers are encouraged to thoroughly review the Company’s Capital Resources and Financial Condition (Section 7), Risks and Uncertainties (Section 14) and Outlook (Section 16).

[The foregoing paragraph contains forward-looking statements regarding the Company’s liquidity and its ability to meet its exploration and general and administrative financial responsibilities in fiscal 2011 as well as management’s assessment that it will require future financing in order to fund expenses related to the ongoing CAFTA claim initiated by PacRim during fiscal 2009. These estimations are made by management based on anticipated work programs, current cash balances, exploration and legal cost estimates, the expectation that the CAFTA claim will proceed during fiscal 2011, and other factors, any of which, if incorrect, can cause actual results to differ (for instance, the Company may not require financing ear-marked for the CAFTA claim if a resolution to the El Dorado permit is achieved). There are no guarantees that financing, on acceptable terms, will be available to the Company. Readers are encouraged to review the Risks and Uncertainties outlined in Section 14, particularly Section 14.1.]

11.2 Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. The Company’s credit risk is primarily attributable to its liquid financial assets and the maximum credit risk the Company is exposed to is 100% of cash and receivables. The Company limits its exposure to credit risk by depositing its cash and cash equivalents with international financial institutions. The Company does not have financial assets that are invested in asset based commercial paper.

11.3 Foreign Exchange Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar-denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At April 30, 2010 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $0.1 million in the Company’s net earnings. See Section 14.12 for further discussion of this topic. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

11.4 Fair Values

Cash and restricted cash is carried at fair value using a Level 1 fair value measurement. The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

11.5 Interest Rate Risk

The Company does not have significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

12.	Environmental Matters

12.1 U.S. Operations

As part of the sale of its interest in the Denton-Rawhide Joint Venture during fiscal 2009, the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures were to exceed $7.0 million.

The Denton-Rawhide Joint Venture has put in place ongoing pollution control and monitoring programs at Denton-Rawhide. A reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. Kennecott has estimated a total of $4.9 million in reclamation and closure costs under the proposed plan. Kennecott, on behalf of the Rawhide Joint Venture, has posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs for Denton-Rawhide are based on current legal and regulatory requirements. Actual costs incurred for reclamation activities in future periods could differ from the amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies regulates mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (NAC) 445A.350-NAC 445A.447 and (NAC) 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches: regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s reclamation obligations.

12.2 International Operations

The Company’s exploration properties, primarily located in El Salvador, are governed by existing local environmental laws, though the Company elects in certain circumstances to exceed its obligations under local environmental law and comply with internationally accepted environmental standards.

The Company’s exploration programs are designed according to industry best practices to have minimal to no impact on flora, fauna and surface or underground water sources. Temporary disturbances (temporary access roads, drill pads, mud pits, hand dug trenches, impacts on existing infrastructure) are reclaimed and repaired. Using the same methods required for structural studies at dam site and large construction sites, drill holes are capped with either a 50 meter grout cap or are completely filled with grout, depending on the geologic environment. The temporary access trails, drill pads and mud sumps are reclaimed by filling in ruts, holes and pits, re-contouring any banks or steep cuts, building water diversion ditches to control runoff and planting fast growing, native grasses to stabilize the ground. Trenches are refilled and replanted in a like manner, and fence barriers are occasionally built to control livestock movement around reclaimed areas. Permanent or long term disturbances such as roads, buildings, wells, walls and fences, gates, etc. are constructed with erosion controls and stability measures including, as necessary, "badenes", rock retaining walls, water diversion ditches, drain pipes and/or stabilizing vegetation, and are constructed to standards exceeding local regulation. Often, local tree varieties are harvested then replanted in the disturbed areas when it does not conflict with normal local usage. All areas of reclamation and construction are monitored on an annual basis. If additional repair is required because of the initial construction, it is repaired until the area gains stability. The Company’s professional environmental staff has volunteered and assisted the local authorities in evaluating other arms-length environmental, geologic, hydrologic, disaster sites around the immediate communities by conducting land slide analysis, ground water studies, surface water studies, land fill site studies, helping to evaluate other industrial waste sites, fire prevention, disease control, disaster relief preparedness and first aid.

Contractors to the Company are required to use certified, non-polluting, non-toxic additives in drilling programs and comply with international work and safety standards and procedures. These issues are routinely monitored by Company employees under the direction of the local environmental and safety managers. Environmental compliance and risk are regularly assessed by third party contractors specializing in mining and exploration risk management. In addition, the Company has established showcase programs for environmental protection, waste management and reforestation in order to educate workers and local populace on common best practice measures for a healthier, cleaner and safer living and working environment.

Ongoing reclamation activities associated with the Company’s exploration stage properties are expensed as exploration in the period incurred.

13.	Controls and Procedures

13.1 Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

There has been no change in the Company’s disclosure controls during the twelve months ended April 30, 2010 that has materially affected, or is reasonably likely to materially affect, its control over disclosures.

13.2 Internal Controls Over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Any system of internal control over financial reporting, regardless of how well designed, has inherent limitations. As such, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change to the Company’s internal controls over financial reporting during the twelve months ended April 30, 2010 that has materially affected, or is reasonably likely to materially affect, its control over financing reporting.

13.3 Material Weakness in Internal Control Over Financial Reporting

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The Company’s CEO and CFO assessed the effectiveness of the Company’s internal control over financial reporting and have assessed the design and operating effectiveness of the Company’s internal control over financial reporting as at April 30, 2010.

Based on that assessment, management concluded that, as at April 30, 2010, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff to correct the weakness at this time.

14.	Risks and Uncertainties

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive and the Company has no source of income. The risk factors that could affect the Company’s future results include, but are not limited to, those items discussed below.

14.1 Financing Risks

The Company’s sources of financing include current cash and cash equivalents. The Company utilizes these funding sources to finance its exploration activities, general and administrative and legal expenses. Additional financing will be required during the coming fiscal year in order to fund the Company’s general and administrative costs, including regulatory responsibilities and the costs associated with the CAFTA action (described in Sections 3.1.5 and 7 above), as well as to fund any new exploration programs that may arise if the Company acquires a new exploration project during the coming fiscal year as is the goal of its project generation efforts. Furthermore the Company does not have the funds in place to conduct mine development activities at the El Dorado property should the Company receive the permits allowing it to undertake these activities. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. There can also be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that financing will be available to the Company, on reasonable and acceptable terms, during the coming fiscal year or at any time in the future. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the Company’s failure to remain a going concern, the Company’s inability to continue to fund PacRim’s CAFTA action, or could cause the delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

14.2 Maintenance of Exchange Listings

As detailed in Section 7 above, the Company received notification from the NYSE Amexin November 2009 that as of July 31, 2009 it was not in compliance with listing maintenance standards outlined in the NYSE Amex Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. The Company intends to take the necessary steps to rectify this non-compliance and has submitted a compliance plan to NYSE Amex detailing its plans to regain compliance by the given deadline of May 2011. The plan was accepted by NYSE Amex in February 2010. However, if the Company is not in compliance with the continued listing standards at the end of the Plan period or the Company does not make progress consistent with the Plan during the period, then NYSE Amex may initiate delisting proceedings. If the Company’s common shares are delisted from NYSE Amex, shareholders will not be able to trade its common shares on NYSE

Amex and certain federal and state securities law exemptions for its common shares would no longer be available. Consequently, the trading market for the Company’s securities in the United States will be limited. Notwithstanding NYSE Amex’s acceptance of the Company’s Plan, there can be not assurance that the Company will be able to carry out its Plan to the satisfaction of NYSE Amex or will be able to meet the conditions require to maintain its NYSE Amex listing.

14.3 Foreign Operations

The Company and its subsidiaries operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption and may operate its business in manners that are contrary to the regulations imposed in the United States and Canada. While the Company has policies in place to ensure adequate monitoring of its activities and compliance with Canadian, United States and local laws and regulations in the countries in which it operates, there can be no assurance that the Company’s internal control policies and procedures always will protect it from reckless or negligent acts committed by its employees or agents. Such employees or agents may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labor laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Violations of these laws, or allegations of such violations, could disrupt the Company’s business and result in a material adverse effect on its business and operations.

14.4 Exploration, Development and Operating Risks

Resource exploration, development, and operation is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property can not accurately be predicted but the effect can be materially adverse.

Except for the El Dorado Project, on which a pre-feasibility study was completed in 2005, none of the Company's properties have a known body of ore and the Company’s proposed exploration programs are an exploratory search for ore.

Although mineral resource estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or previously disclosed reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

The El Dorado Project is the Company’s principal exploration property, which along with its secondary grassroots exploration projects Santa Rita and Zamora-Cerro Colorado, is located in El Salvador. As with most jurisdictions, El Salvador imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. There can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the physical hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals including unusual or unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to or destruction of documents, samples or drill core, damage to life or property, environmental damage and possible legal liability. It may not be possible to insure against these risks, or for economic reasons the Company may elect not to insure against these risks. The payment of liabilities as a result of the occurrence of any of these hazards may have a material adverse effect on the Company’s financial position.

There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

14.5 Reliability of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral resource and reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

14.6 Title to Properties

PRES, a subsidiary of PacRim, has applied for an exploitation concession over a portion of its El Dorado Project exploration licence area and has carried out the studies required by the authorities for this concession, including an EIS. The approval of the El Dorado EIS by the Salvadoran Ministry of Natural Resources and the Environment is a requirement for approval of the exploitation concession by the Ministry of Economy. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant PRES an exploitation concession. The exploitation concession application area covers ground protected by an exploration licence granted to PRES that nominally expired in January 2005. Legal opinions secured by the Company indicate that El Salvadoran administrative laws and procedures assure PRES exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that PRES’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process.

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions.

14.7 Government Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora-Cerro Colorado Projects are located in El Salvador and the Company holds or may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

Currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in the foreign jurisdictions in which the Company operates.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates.

As disclosed in Sections 3.1.4 and 3.1.5 above, PRES has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and as a result PacRim initiated an action against the GOES under the CAFTA international trade treaty. There can be no assurance that PRES will be successful in either obtaining its sought-after El Dorado exploitation concession, or that any legal challenges PacRim has undertaken or that the Company or its subsidiaries may choose to undertake in the future to resolve this issue will be successful.

14.8 History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2010, the Company had an accumulated deficit of $86.1 million. The Company currently has no source of revenue and there can be no assurance that the Company will realize revenue growth or achieve profitability in the future.

14.9 Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of a small number of skilled and experienced executives and personnel. Due to the small size of the Company, the loss of any of these key persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations. The Company does not maintain key employee insurance on any of its employees.

14.10 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, directors who have such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

14.11 Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

14.12 Currency Fluctuations

The Company's offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

14.13 Adequacy of Insurance Coverage

The Company has purchased liability insurance that it believes is appropriate for the level of risk incurred, however there are no guarantees that the level of coverage of existing policies can or will be maintained. Furthermore, the Company does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

14.14 Reclamation Risks at Denton-Rawhide

During fiscal 2009 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott. As part of the sale of its interest in Denton-Rawhide during fiscal 2009, the Company provided a guarantee to fund 49% of any reclamation and closure expenditures made subsequent to the date of the sale that were in excess of $7.0 million. The Coordinating Committee of the Denton-Rawhide mine estimates total reclamation and severance costs for the Denton-Rawhide mine will be $9.8 million. $4.5 million in reclamation and severance costs have already been incurred, leaving an estimated $5.3 million to be expended in the future.

This estimate may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine and the Company recognizes a potential future reclamation liability, as per the terms of its sale as described above, should actual reclamation and closure costs exceed $7.0 million in excess of reclamation and severance costs incurred prior to the date of the sale (October 30, 2008).

14.15 Environmental Risks and Hazards

The Company’s exploration activities are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may also exist on the Company’s properties that are currently unknown to the Company and that have been caused by previous or existing owners or operators of the properties.

Environmental approvals and permits are currently, and may in the future, be required in connection with the operations of the Company. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing in its exploration, development or mining activities or from proceeding with its exploration or development plans for current properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions that cause exploration, development or mining activities to cease or be curtailed and may include corrective measures requiring capital expenditures or remedial actions. In such an event, the Company could be required to compensate those suffering loss or damage by reason of the Company’s activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to existing environmental laws and regulations governing exploration, development and mining activities of mining companies, or more stringent application of current laws and regulations could have a material adverse impact on the Company causing increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing operations, or require abandonment or delays in development of new mining properties.

14.16 Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC Canadian Securities Administrators, the NYSE Amex and the TSX. The Company expects these rules and regulations to continue to result in significant legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including Sarbanes-Oxley Section 404 and National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company's stock price to decrease.

14.17 Future Sales of Common Shares by Existing Shareholders

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

14.18 Foreign Private Issuer Status

The Company is currently designated a “foreign private issuer” as defined in Rule 3b-4(c) under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law. Although more than 50% of its voting securities are held by U.S. residents, the Company still qualifies for foreign private issuer status by meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (i) a majority of its executive officers or directors are non-U.S. citizens or residents, (ii) more than 50% of its assets are located outside the U.S., and (iii) the business of the Company is principally administered outside the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the NYSE Amex’s corporate governance requirements that are available to foreign private issuers. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

15.	Outstanding Share Data

The following table outlines the common shares outstanding at and subsequent to the year end to July 21, 2010:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on April 30, 2010	130,308,308	8,133,334	19,802,350
Issued or Exercised subsequent to year end	nil	250,000	nil
Balance on July 21, 2010	130,308,308	8,383,334	19,802,350

16.	Outlook

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains confident that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company believes the principal risk is its ability to fund the ongoing CAFTA action to a just conclusion. The Company anticipates expending approximately $1.0 million on exploration-related expenses during fiscal 2011, primarily on low-cost exploration work required to keep all of its El Salvador projects in good standing, limited community relations initiatives, and due diligence evaluation of new projects outside of El Salvador. This work will be revised should circumstances change and depending on the Company’s success in acquiring a new exploration project, in which case exploration expenditures will likely increase, and/or financing opportunities. The Company anticipates requiring financing during fiscal 2011 in order to fund its exploration programs. See Section 14.1, Risks and Uncertainties for a discussion of financing risk.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2011, its expectation of settling the El Dorado permit impasse, and its anticipated requirements for additional funding. Readers are directed to the cautionary notes regarding forward-looking statements related to fiscal 2011 exploration and generative programs above and elsewhere in this report for a discussion of assumptions and risks. The anticipated exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2011, reflecting lower staffing costs as a result of personnel reductions undertaken in fiscal 2009 and fiscal 2010. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels as during fiscal 2010, and are dependant on the level of arbitration activity. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce its accounts payable and accrued liabilities, the majority of which are payable to a single vendor involved in the CAFTA action and/or for general working capital expenses and/or future expenses related to the CAFTA action. See Section 14.1, Risks and Uncertainties for a discussion of financing risk.

[The previous paragraph contains forward-looking statements regarding anticipated general and administrative expenses and anticipated increases in expenses related to the CAFTA action, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA action. These statements are based on management’s assumption that the CAFTA action will continue through fiscal 2010 and the anticipated costs of pursuing this action, and on anticipated costs for general and administrative expenses through the coming year. Should PRES receive the El Dorado permits at any time, the necessity to continue the action may be averted and the anticipated impact on general and administrative costs may not materialize.]

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Notwithstanding these diplomatic efforts, until resolved, PacRim’s CAFTA action is expected to proceed during fiscal 2011. The Company is currently awaiting the outcome of the Preliminary Objection hearing held on May 31 and June 1, 2010, which will determine the course of this arbitration going forward. The Company may seek traditional or alternative financing arrangements during fiscal 2011 specifically ear-marked for legal expenses.

[The foregoing section contains forward-looking statements regarding the expectation of ongoing legal undertakings. These statements are based on assumptions of management, specifically detailed previously in this report, that may prove erroneous and cause actual results and outcomes to differ from those currently anticipated.]

17.	Additional Sources of Information

Additional sources of information regarding Pacific Rim include: information available on SEDAR (www.sedar.com) including the Company’s unaudited interim financial statements published quarterly; the Company’s 20-F (available at www.sec.gov); and, the Company’s corporate website www.pacrim-mining.com and Spanish-language informational website (www.pacificrim.com.sv).

18.	NI 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom is an independent Qualified Person as defined in NI 43-101.

A pre-feasibility study for the El Dorado project was completed in January 2005. This pre-feasibility study is supported by a technical report prepared for the Company by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of the Company, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.